Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

December 12, 2014

ELBIT VISION SYSTEMS LTD.

NOTICE OF
ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

January 12, 2015

Notice is hereby given that an Annual General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on Monday January 12, 2015, at 4:00 P.M (local time), for the following purposes:

1.	To elect five (5) new directors for the coming year.

2.	To amend the Company’s compensation policy for office holders.

3.	To approve the grant of options to Mr. Sam Cohen.

4.	To approve the grant of options to Mr. Yaron Menashe.

5.	To approve the remuneration terms and the grant of options to Mr. Natan Avisar.

6.	To reapprove the Amended CEO Consulting Agreement with Cyloes Ltd.

7.	To reapprove the Amended CFO Consulting Agreement with Yaron Financial Services

8.	To ratify and approve the appointment of Brightman Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu (“Brightman”) as the independent public accountants for the year ending December 31, 2013.

9.
To approve (i) re-appointment of Brightman as the independent public accountants for the year ending December 31, 2014 and (ii) to authorize the Audit Committee to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.

10.	To be presented with the financial statements of the Company for the fiscal year ending December 31, 2013.

Shareholders of record at the close of business on December 8, 2014 will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Elbit Vision Systems Limited

Date: December 11, 2014

PROXY STATEMENT
_________

ELBIT VISION SYSTEMS LTD.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

January 12, 2015

The enclosed proxy is being solicited by our Board of Directors (the "Board") for use at our annual general meeting of shareholders (the “Meeting”) to be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on Monday January 12, 2015 at 4:00 PM (local time) or at any adjournment thereof. The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of business on December 8, 2014. On that date, we had outstanding and entitled to vote 83,518,116 of our ordinary shares, nominal value 1.00 New Israeli Shekel (“NIS”) each (the “Ordinary Shares”).

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about December 12, 2014. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., Bareket 7, Industrial Park Caesarea, P.O.B 3047, Caesarea, Israel.

Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to January 19, 2015, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present in person or by proxy, shall constitute a quorum.

Proposal 2, 3 and 4 to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law 1999 (the "Companies Law"), the approval of each of such proposals requires that either: (i) the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes) or (ii) the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Proposals 6 and 7 to be presented at the meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Law, the approval of each of such proposals requires that either: (i) the majority of shares voted for the proposal includes at least a majority of the shares held by non-interested shareholders voted at the meeting, (excluding abstaining votes) or (ii) the total number of shares of non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with each of Proposals 2, 3, 4, 6 and 7 as a condition for his or her vote to be counted with respect to such Proposal. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to any of the aforementioned Proposals, such shareholder’s vote with respect to the applicable Proposal will be disqualified.

For the purposes of Proposals 2, 3 4, 6 and 7, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a Personal Interest in any of the aforementioned Proposals being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest.

Proposals 1,5, 8 and 9 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal.

PROPOSAL 1 OF THE MEETING

ELECTION OF DIRECTORS

Our Board has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will to serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupation during at least the past five years.

Director	Age	Principal Occupation

Sam Cohen	47
joined the Company in 2003 and has served as our Chief Executive Officer since 2010. Mr. Cohen was elected to our Board to fill a vacancy in June 2010. In 1993, Mr. Cohen was a key figure in the establishment of our U.S. subsidiary where he served as Operations Manager, Technical Director, Regional Sales Manager and Senior Marketing Manager. Prior to joining the Company, Mr. Cohen served as VP of Sales and Marketing at OptiTex, a company specializing in innovative 2D and 3D CAD/CAM fashion design software. Mr. Cohen has held R&D roles in several Israeli companies, including Play-Tech and Romtech. Mr. Cohen holds a B.A. in Business Administration from Southern Wesleyan University, USA.

Yaron Menashe	38
has served on our Board since June 2010. Mr. Menashe has served as our Chief Financial Officer since December 2006, and from 2003 until 2006, Mr. Menashe served as our financial controller. Between the years 2000 and 2003, Mr. Menashe worked as a senior auditor at KPMG. Mr. Menashe holds a bachelor's degree in economics and accounting from the Haifa University, Israel and is a Certified Public Accountant in Israel.

Yaky Yanay	44
has served on our Board since July 2010. Since 2006, Mr. Yanay has served as the chief financial officer of Pluristem Therapeutics, Inc. (NasdaqCM: PSTI). From 2002 until 2006, Mr. Yanay served as the Company's chief financial officer. From 1999 until 2002, Mr. Yanay worked as a manager at Ernst &Young Israel. Mr. Yanay holds a Bachelor of Business Administration and Accounting from the College of Management, in Israel and he is a Certified Public Accountant in Israel.

Yossi Ran	66
served as president and CEO of the Company from 1998 until 2000. Mr. Ran currently serves as a member of the advisory board of Plasan Sasa Ltd., a company specializing in the field of composite materials and survivability systems, and as the active Chairman of TorTech Nano Fibers Ltd., a subsidiary of Plasan Sasa, established for the manufature of carbon nano-fiber products. Mr. Ran also currently manages JRC (Ran) Ltd., a turn-around and investment banking company established by him. Since 2009 Mr. Ran has served as an active chairman of Packer Palbam (Stainless Steel) Quality Ltd., a company operating in the field of SS metal work and magnesium. Since 2001 Mr. Ran has served as a partner in Magna B.S.P. Ltd., a company specializing in sensitive 3D security cameras. From 2007 until 2011, Mr. Ran served as the active chairman of Cabiran (1991) Ltd., an aluminum "Lost Wax" method casting house, and from 2007 until 2009, Mr. Ran served as the active chairman of Bental Industries Ltd., a producer of power and motion components. From 2000 until 2007 Mr. Ran served as an active chairman of Plasan Sasa. If elected, Mr. Ran will serve as the chairman of our Board.

Natan Avisar	49
has served on our Board since May 1 2014, and was elected by the members of our board of directors to fill a vacancy. Since 2012, Mr. Avisar has served as the chief executive officer of Aga Holdings, a private equity investment company specializing in real estate projects in Europe and the United States, and investments in international trading and manufacturing companies. From 2006 until 2012 Mr. Avisar served as the executive vice president of operations of Divatex Home Fashions Inc., a major distributer of bed linen products in the United States. From 2003-2005, Mr. Avisar was a senior vice president, Finance and Operations, of Scitexvision America , the holding company of Scitex Ltd. (OTCM: SCIXF; TASE: SCIX TA). Mr. Avisar has an LLB and BA in Accounting and Economics from the University of Tel Aviv, Israel.

Our articles of association specify that the number of directors will be at least two but not more than nine.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED to approve the election of Messrs. Sam Cohen, Yaron Menashe, Yaky Yanay, Yossi Ran and Natan Avisar to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders.

The election of the above named directors requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

PROPOSAL 2 OF THE MEETING

APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

Background

On December 12, 2012, Amendment Number 20 (“Amendment 20”) to the Israel Companies Law ("Companies Law") became effective. Amendment 20 revised the approval process of arrangements with “Office Holders” (i.e., the chief executive officer, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or other manager directly subordinate to the chief executive officer) as to their Terms of Service and Employment.

Under Amendment 20 “Terms of Service and Employment” is now defined as, with respect to an Office Holder, their terms of office, including the grant of an exemption, insurance, undertaking to indemnify or indemnification under a permit to indemnify, severance grant, and any benefit, other payment or undertaking to make such payment, granted as part of such office or employment as an Office Holder.

Among its other provisions, Amendment 20 required the board of directors of an Israeli public company to adopt a policy with respect to the Terms of Service and Employment of Office Holders (or the “Compensation Policy”), after taking into consideration the recommendations of the compensation committee of the board of directors of such company. Amendment 20 further provided for the approval of the Compensation Policy by the company’s shareholders with the “special majority” requirement set forth below.

Our Compensation Committee has been established and conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, the compensation of Office Holders is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in compliance with Compensation Policy which was approved on December 2, 2013 or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for shareholder approval of any Office Holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking approval of the shareholders for the grant of options or other remuneration terms granted to our directors.

Our Compensation Policy includes, among other issues prescribed by Amendment 20, a framework for establishing the Terms of Office and Employment of the Office Holders, a recoupment policy, and guidelines with respect to the structure of the variable pay of Office Holders. The Compensation Committee recently recommended an amendment to the Compensation Policy whereby instead of the exercise price of equity-based compensation (generally options) being determined on the date of the approval of the grant by the Company’s shareholders (which may be several weeks following the date of the award grant by the Board), it should instead be determined as of the date on which the Board approves the award of such compensation, according to acceptable valuation practices at the time of such approval. Our Board approved the recommendation of the Committee.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to amend the Compensation Policy such that the sentence in the “Variable Pay” section of the Compensation Policy which reads: “The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant,” shall be deleted in its entirety and replaced with the following: “The value of the equity-based compensation shall be calculated as of the date on which the Board approves the award of such compensation, according to acceptable valuation practices at such time.”

Pursuant to the Companies Law, approval of Proposal 2 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

i.	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

ii.	the total number of shares of non-controlling and non-interested shareholders that voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 2 as a condition for his or her vote to be counted with respect to this Proposal 2. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to this Proposal 2, such shareholder’s vote with respect to this Proposal 2 will be disqualified.

PROPOSAL 3 OF THE MEETING

APPROVAL OF THE GRANT OF OPTIONS TO SAM COHEN

The Compensation Committee recommended that our chief executive officer, Mr. Sam Cohen be granted an option to purchase 200,000 Ordinary Shares pursuant to the Company’s Employee Option Plan (2006) (the “Plan”), which shall vest in equal portions each quarter for three years from the date of Board approval, for as long as Mr. Cohen continues to serve as an officeholder of the Company, and shall be exercisable at a price equal to the closing price of the Ordinary Shares on the Over the Counter market in the United States, on the date of the approval of the grant by the Board. The Board approved the recommendation of the Compensation Committee. Furthermore, having taken into account the terms of the Compensation Policy, the Compensation Committee and the Board determined that the grant of options and their terms, are reasonable and appropriate, and are in the best interest of the Company and its shareholders, in light of Mr. Cohen's role in the Company, his qualifications and his experience.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED to approve the grant to Mr. Sam Cohen, of options to purchase 200,000 Ordinary Shares pursuant to the Plan, at an exercise price equal to the closing price of the Ordinary Shares on the OTC market in the United States, on the date the award was approved by the Board, which options shall vest in equal portions each quarter for three years from the date on which the Board approved the award, for as long as Mr. Cohen continues to serve as an officeholder.”

In the event that Proposal 2 is not approved by the requisite majority, then the terms of the option recommended to be awarded to Mr. Cohen, will not be compliant with the Compensation Policy. The Companies Law allows approval of compensation terms to officeholders, even where they are not compliant with the terms of the Compensation Policy provided that the proposed terms are approved by the same majority required to approve the Compensation Policy or any amendment thereto.

Consequently, and also in light of the fact that Mr. Cohen is a controlling shareholder, we are asking for the approval of Proposal 3 to be approved by the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

Furthermore, having taken into account the terms of the Compensation Policy, the Compensation Committee and the Board determined that the grant of options and their terms, are reasonable and appropriate, and are in the best interest of the Company and its shareholders, in light of Mr. Cohen’s role in the Company, his qualifications and his experience.

i.	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

ii.	the total number of shares of non-controlling and non-interested shareholders that voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to this Proposal 3, such shareholder’s vote with respect to this Proposal 3 will be disqualified.

PROPOSAL 4 OF THE MEETING

APPROVAL OF THE GRANT OF OPTIONS TO YARON MENASHE

The Compensation Committee recommended that our chief financial officer, Mr. Yaron Menashe be granted an option to purchase 200,000 Ordinary Shares pursuant to the Plan, which shall vest in equal portions each quarter for three years from the date of Board approval, for as long as Mr. Menashe continues to serve as an officeholder of the Company, and shall be exercisable at a price equal to the closing price of the Ordinary Shares on the Over the Counter market in the United States, on the date of the approval of the grant by the Board. The Board approved the recommendation of the Compensation Committee.

Furthermore, having taken into account the terms of the Compensation Policy, the Compensation Committee and the Board determined that the grant of options and their terms, are reasonable and appropriate, and are in the best interest of the Company and its shareholders, in light of Mr. Menashe's role in the Company, his qualifications and his experience.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED to approve the grant to Mr. Yaron Menashe, of options to purchase 200,000 Ordinary Shares pursuant to the Plan, at an exercise price equal to the closing price of the Ordinary Shares on the OTC market in the United States, on the date the award was approved by the Board, which options shall vest in equal portions each quarter for three years from the date on which the Board approved the award, for as long as Mr. Menashe continues to serve as an officeholder.”

In the event that Proposal 2 is not approved by the requisite majority, then the terms of the option recommended to be awarded to Mr. Menashe, will not be compliant with the Compensation Policy. The Companies Law allows approval of compensation terms to officeholders, even where they are not compliant with the terms of the Compensation Policy provided that the proposed terms are approved by the same majority required to approve the Compensation Policy or any amendment thereto.

Consequently, and also in light of the fact that Mr. Menashe is a controlling shareholder,  we are asking for the approval of Proposal 4 to be approved by the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

i.	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

ii.	the total number of shares of non-controlling and non-interested shareholders that voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to this Proposal 4, such shareholder’s vote with respect to this Proposal 4 will be disqualified.

PROPOSAL 5 OF THE MEETING

TO APPROVE THE REMUNERATION TERMS AND THE GRANT OF OPTIONS TO
NATAN AVISAR

The Compensation Committee recommended that  tour director Mr. Natan Avisar, receive the fixed remuneration terms set forth in the Companies Law Regulations (Rules Relating to the Compensation and Reimbursement of External Directors) (the "External Directors' Regulations"), for annual fees and for participation in meetings of the Board and its committees; and the grant of options to purchase 170,000 Ordinary Shares under the Plan, at an exercise price equal to the closing price of the Ordinary Shares on the Over the Counter market in the United States, on the date the award was approved by the Board, which shall vest in equal portions each quarter for three years from the date on which the s Board approved the award, for as long as Mr. Avisar continues to serve as a director on our Board.

Furthermore, having taken into account the terms of the Compensation Policy, the Compensation Committee and the Board determined that the remuneration terms and the grant of options and their terms, are reasonable and appropriate, and are in the best interest of the Company and its shareholders, in light of Mr. Avisar's role in the Company, his qualifications and his experience.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED to approve payment to Mr. Natan Avisar, under the fixed remuneration terms set forth in the External Directors' Regulations, for annual fees and for participation in meetings of the Board and its committees; and the grant to Mr. Avisar, of options to purchase 170,000 Ordinary Shares pursuant to the Plan, which shall vest in equal portions each quarter for three years from the date of his appointment to the Board, for as long as Mr. Avisar continues to serve as a director on our Board, at an exercise price equal to the closing price of the Ordinary Shares on the OTC market in the United States (i) (in the event that Proposal 2 is passed) on the date the award was approved by the Board; or (ii) (in the event Proposal 2 is not passed), on the date of the Meeting.”

 Approval of the above resolution requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

PROPOSAL 6 OF THE MEETING

TO REAPPROVE THE AMENDED CEO CONSULTING AGREEMENT WITH CYLOES LTD.

On August 31, 2010, our shareholders approved a certain consulting agreement, between us and Cyloes Ltd., an Israeli company controlled by Mr. Sam Cohen, who is also one of our controlling shareholders and a member of our board of directors (the “CEO Consulting Agreement”), pursuant to which Cyloes Ltd., was engaged as an independent contractor to provide chief executive officer services. Such services are provided by Mr. Sam Cohen. A copy of the CEO Consulting Agreement appeared as Annex 1 to the Notice of Annual General Meeting and Proxy Statement, which was filed as Current Report on Form 6-K on August 5, 2010, and which may be viewed at http://www.sec.gov/Archives/edgar/data/1011664/000117891310002015/exhibit_1.htm. On January 17, 2012, our shareholders approved an amendment to the terms of the CEO Consulting Agreement (the “Amended CEO Consulting Agreement”).

Pursuant to the Amended CEO Consulting Agreement, Cyloes Ltd., is paid: (i) a monthly fee of NIS 62,500 plus Israeli Value Added Tax, (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services. Pursuant to the Law, a transaction with a controlling shareholder (including with a company controlled by a controlling shareholder), with a duration exceeding three years is required to be reapproved by the shareholders every three years. Consequently, our shareholders are being asked to reapprove the Amended CEO Consulting Agreement with Cyloes Ltd.

Having taken into account the terms of the Compensation Policy, the Compensation Committee and the Board affirmed that the existing terms of the Amended CEO Consulting Agreement are reasonable and appropriate, and are in the best interest of the Company and its shareholders, in light of Mr. Cohen's role in the Company, his qualifications and his experience.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to reapprove and ratify the Amended CEO Consulting Agreement between the Company and Cyloes Ltd., for chief executive officer services.

Since Cyloes Ltd., is controlled by Mr. Sam Cohen, and Mr. Cohen is deemed to be a controlling shareholder as defined in the Law, the approval of the terms of the Amended CEO Consulting Agreement described above constitutes a transaction in which a controlling shareholder has a personal interest under the Companies Law, and consequently pursuant to the Companies Law, approval of Proposal 6 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

i.	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

ii.	the total number of shares of non-controlling and non-interested shareholders that voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 6 as a condition for his or her vote to be counted with respect to this Proposal 6. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to this Proposal 6, such shareholder’s vote with respect to this Proposal 6 will be disqualified.

PROPOSAL 7 OF THE MEETING

TO REAPPROVE THE AMENDED CFO CONSULTING AGREEMENT WITH YARON FINANCIAL
SERVICES LTD.

On August 31, 2010, our shareholders approved a certain consulting agreement, between us and Yaron Financial Services Ltd., an Israeli company controlled by Mr. Yaron Menashe, who is also one of our controlling shareholders and a member of our board of directors (the “CFO Consulting Agreement”), pursuant to which Yaron Financial Services Ltd., was engaged as an independent contractor to provide chief financial officer services. Such services are provided by Mr. Yaron Menashe. A copy of the CFO Consulting Agreement appeared as Annex 2 to the Notice of Annual General Meeting and Proxy Statement, which was filed as Current Report on Form 6-K on August 5, 2010, and which may be viewed at http://www.sec.gov/Archives/edgar/data/1011664/000117891310002015/exhibit_1.htm. On January 17, 2012, our shareholders approved an amendment to the terms of the CFO Consulting Agreement (the “Amended CFO Consulting Agreement”).

Pursuant to the Amended CFO Consulting Agreement, Yaron Financial Services Ltd., is paid: (i) a monthly fee of NIS 53,750 plus Israeli Value Added Tax, (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services. Pursuant to the Law, a transaction with a controlling shareholder (including with a company controlled by a controlling shareholder), with a duration exceeding three years is required to be reapproved by the shareholders every three years. Consequently, our shareholders are being asked to reapprove the Amended CFO Consulting Agreement with Yaron Financial Services Ltd.

Having taken into account the terms of the Compensation Policy, the Compensation Committee and the Board affirmed that the existing terms of the Amended CFO Consulting Agreement are reasonable and appropriate, and are in the best interest of the Company and its shareholders, in light of Mr. Menashe's role in the Company, his qualifications and his experience.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to reapprove and ratify the Amended CFO Consulting Agreement between the Company and Yaron Financial Services Ltd., for chief financial officer services.

Since Yaron Financial Services Ltd., is controlled by Mr. Yaron Menashe, and Mr. Menashe is deemed to be a controlling shareholder as defined in the Law, the approval of the terms of the Amended CFO Consulting Agreement described above constitutes a transaction in which a controlling shareholder has a personal interest under the Companies Law, and consequently and consequently pursuant to the Companies Law, approval of Proposal 6 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

i.	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

ii.	the total number of shares of non-controlling and non-interested shareholders that voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 7 as a condition for his or her vote to be counted with respect to this Proposal 7. If any of the shareholders casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to this Proposal 7, such shareholder’s vote with respect to this Proposal 7 will be disqualified.

 PROPOSAL 8 OF THE MEETING

RATIFY THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS FOR THE YEAR
ENDING DECEMBER 31, 2013

The Company’s Audit Committee has nominated the accounting firm of Brightman Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent public accountants of the Company for the year ending December 31, 2013.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to ratify and approve the appointment of Brightman Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu as the independent public accountants for the year ending December 31, 2013,

Approval of the above resolution requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

PROPOSAL 9 OF THE MEETING

APPROVE THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS FOR THE YEAR
ENDING DECEMBER 31, 2014

The Company’s Audit Committee has nominated the accounting firm of Brightman Almagor, Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent public accountants of the Company for the year ending December 31, 2014.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to (i) approve the appointment of Brightman as the independent public accountants for the year ending December 31, 2014, and (ii) to authorize the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Approval of the above resolution requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

RECEIPT OF THE COMPANY’S CONSOLIDATED BALANCE SHEET AS OF
 DECEMBER 31, 2013 AND THE CONSOLIDATED STATEMENT OF
 INCOME FOR THE YEAR THEN ENDED

The Board approved the Company's Annual Report on Form 20-F for the year ended December 31, 2013 (“Annual Report”), including the Company's 2013 audited consolidated financial statements (the “Financial Statements”) which may be viewed at the Company's offices during normal business hours or as part of the Company’s Annual Report filed on the SEC website: www.sec.gov.

The Company's financial officer and external accountant-auditor will attend the Meeting and present the Financial Statements. They will be available to respond to questions raised during the Meeting. In accordance with Section 60(b) of the Companies Law you are invited to discuss the Financial Statements, and questions regarding the Financial Statements may be addressed to the Company's financial officer and independent public accountants.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

_____________________________

By Order of the Board of Directors
_____________________________

Date: December 11, 2014

ELBIT VISION SYSTEMS LTD.

(An Israeli Corporation)
2013 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.

2013 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. and subsidiaries ("the Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.
Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel May 12, 2014

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31,
	Note	2 0 1 3	2 0 1 2
Assets

CURRENT ASSETS:
Cash and cash equivalents		152	1,392
Restricted deposit (short term)	11A	34	30

Trade account receivables (net of allowance for doubtful account 2013 - $60 thousands, 2012- $50 thousands)	12A	1,013	1,099
Other receiveables	12A	120	159
Inventories	3	865	773

Total current assets		2,184	3,453

INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	6	296	283
Other long-term receivables and investment	4	87	186

		383	469
PROPERTY AND EQUIPMENT (net of accumulated
depreciation and amortization)	5	31	43

OTHER ASSETS
Goodwill		242	242

Total assets		2,840	4,207

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31,
	Note	2 0 1 3	2 0 1 2

Liabilities and shareholders’ deficiency

CURRENT LIABILITIES:
Current Maturities of Long Term Loan from Banks	12C	183	183
Current Maturities of Long Term Loan from Shareholders and Other		370	568

Trade account payable		738	917
Deferred income	2I	38	64
Other payables	12B	523	470

Total current liabilities		1,852	2,202

LONG-TERM LIABILITIES:
Long term loans (net of current maturities)	7	838	1,189
Other Long Terms Liabilities	8A	708	790
Accrued severance pay	6	314	300
Total long-term liabilities		1,860	2,279

Total liabilities		3,712	4,481

SHAREHOLDERS' DEFICIENCY:	9
Share capital - ordinary shares of NIS 1 par value (“Ordinary Shares”); Authorized - 120,000,000 Ordinary Shares as of December 31, 2013 and 2012
Issued and outstanding:
December 31, 2013– 80,798,290 Ordinary shares December 31, 2012 – 74,915,937 Ordinary shares		18,554	16,939
Additional paid-in capital		23,494	24,695
Accumulated deficit		(42,920)	(41,908)

Total shareholders’ deficiency		(872)	(274)

Total liabilities and shareholders’ deficiency		2,840	4,207

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2 0 1 3	2 0 1 2	2 0 1 1
Revenues:
Sale of products		3,365	5,882	4,802
Services rendered		893	826	843
		4,258	6,708	5,645
Cost of revenues:	12D
Cost of products sold		1,777	2,507	1,564
Cost of services rendered		699	454	456
		2,479	2,961	2,020

Gross profit		1,779	3,747	3,625

Research and development costs – net		625	682	643
Marketing and selling		1,022	1,371	1,244
General and administrative		866	734	656
Operating Profit (loss)		(734)	960	1,082
Financial income (expenses) - net	12E	(278)	(134)	31
Profit (loss) before other expenses		(1,012)	826	1,113
Other expenses		-	(2)	(24)
Profit (loss) before taxes on income		(1,012)	824	1,089
Taxes on income	10	-	-	-
Net Profit (loss) for the year		(1,012)	824	1,089

Profit (loss) per share:
Basic earnings (loss) per share		(0.013)	0.012	0.016
Diluted earnings (loss) per share		(0.013)	0.012	0.015

Weighted average number of shares used in
Computation of loss per share –
Basic (in thousands)		78,155	70,042	69,653
Diluted (in thousands)		78,155	71,639	71,309

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

	Share capital		Additional		Total
	Number		paid-in	Accumulated	shareholders’
	of shares	Amount	Capital	deficit	Deficiency
	In thousands		U.S. dollars in thousands

BALANCE – January 1, 2011	69,653	15,556	25,463	(46,448)	(5,429)

CHANGES DURING 2011:
Profit for the year	-	-	-	1,089	1,089
Share based compensation expenses	-	-	35	-	35
BALANCE – DECEMBER 31, 2011	69,653	15,556	25,491	(42,732)	(1,685)

CHANGES DURING 2012:
Profit for the year	-	-	-	824	824
Issuance of share capital and warrants (note 9A) (*)	5,263	1,383	(872)	-	511
Issuance of debt beneficiary conversion feature	-	-	51	-	51
Share based compensation expenses	-	-	25	-	25
BALANCE – DECEMBER 31, 2012	74,916	16,939	24,695	(41,908)	(274)

CHANGES DURING 2013:
Loss for the year	-	-	-	(1,012)	(1,012)
Issuance of share capital and warrants (note 9A) (**)	5,882	1,615	(1,290)	-	325
Issuance of debt beneficiary conversion feature	-	-	50	-	50
Revaluation of convertible loan and warrants	-	-	27	-	27
Share based compensation expenses	-	-	12	-	12
BALANCE – DECEMBER 31, 2013	80,798	18,554	23,494	(42,920)	(872)

(*) Net of share issuance costs in the amount of $40.
(**) Net of share issuance costs in the amount of $20.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Cash flows from operating activities:
Net profit (loss)	(1,012)	824	1,089
Adjustments to reconcile net profit (loss) for the period

Net cash provided by (used in) operating activities:
Depreciation and amortization	17	7	13
Impairment of Investment	65	-	-
Changes in warrants to issued shares	45	-	-
Revaluation of convertible loan and warrants	27	-	-
Liability for employee rights upon retirement - net	1	59	42
Stock based compensation	12	25	35
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	86	(306)	(556)
Decrease (increase) in other accounts receivable	39	(38)	(51)
Increase (decrease) in trade accounts payable	(179)	480	(127)
Changes in Deferred income	(26)	(434)	297
Increase in other accounts payable	8	59	28
Increase in inventories	(92)	(297)	(1)
Net cash provided by (used in) operating activities	(1,009)	379	769

Cash flows from investing activities:
Purchase of property and equipment	(5)	(2)	(13)
Long-term receivables	34	39	46
Redemption of (investment in) restricted deposit	(4)	60	(58)
Proceeds from disposal of discontinued operations	-	2	-
Funds severance pay	-	(62)	(77)
Net cash provided by (used in) investing activities	25	37	(102)

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Cash flows from financing activities:
Issuance of share capital and warrants - net of issuance costs	178	760	-
Short-term credit from bank – net	-	(7)	20
Repayments of loan from Shareholder	(169)	(260)	(120)
Repayments of Long- terms loan	(183)	(175)	(203)
Other Long terms liabilities	(82)	(72)	(181)

Net cash provided by (used in) financing activities	(256)	246	(484)

Net increase (decrease) in cash and cash equivalents	(1,240)	662	183

Balance of cash and cash equivalents at Beginning of year	1,392	730	547

Balance of cash and cash equivalents at end of year	152	1,392	730

Non Cash Activities:
Conversion of convertible debt to shares	147	-	-
Discount on convertible notes recognized to beneficial conversion feature	50	-	-

Supplemental disclosure of cash flow
Information - cash paid during the year for:
Interest paid - net	42	46	58

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 1       -     GENERAL

Elbit Vision Systems Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries (the “Group”), is principally engaged in the design, development, manufacturing and marketing automatic vision inspection and quality monitoring systems, and rendering services related to those systems.

Elbit Vision Systems Inc. (“EVS Inc.”) incorporated in Delaware U.S.A. is wholly-owned subsidiary, engaged in the selling and marketing of the Company’s products worldwide.

In September 2004, the Company completed the acquisition of the entire shareholding of ScanMaster Systems (IRT) Ltd. (“ScanMaster Ltd.”), an Israeli company and IRT ScanMaster System Inc. (“ScanMaster Inc.”), a new Hampshire corporation (collectively - “ScanMaster”).  ScanMaster is engaged in the development, manufacturing and marketing of equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection. During May 2010 the company sold all its shares in Scanmaster. The purchasers repay loan of $550 thousands in cash and undertook to repay the Company the sum of $675 thousands  in satisfaction of all remaining debt owed by ScanMaster Ltd. to the Company, over a period of 10 years in equal quarterly installments starting January 1, 2011.

In connection with the sale the Company restructured its debt with the Banks. Pursuant to the agreements the banks forgave part of the debt such that the Company's remaining debt is $1.6 million dollars of which $1 million dollar is repayable over a period of 5 years starting January 1, 2011 and $0.6 million dollar is repayable over a period of 5 years starting July, 31, 2015.

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

A.	Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years.  Actual results could differ from those estimates.

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: (i) impairment assessments of goodwill and long-lived assets; (ii) realization of deferred income tax assets; and (iii) provisions for obsolete and slow moving inventory. These estimates are discussed further throughout the accompanying notes.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Functional Currency and Financial Statements in U.S. Dollars:

The currency of the primary economic environment in which operations of the company and its      subsidiaries are conducted is the U.S. dollar (the “dollar”).

Virtually all sales by the Company and its subsidiaries are made outside Israel in non-Israeli currencies, mainly the dollar.  Most purchases of materials and components are made in dollars or in Israeli currency under contracts linked to the dollar.  In addition, most marketing and service costs are incurred outside Israel, primarily in dollars, through the Company’s wholly-owned non-Israeli subsidiaries. Thus, the functional currency of the Company and its subsidiaries is the dollar.

Transactions in currencies other than each company's functional currency are translated based on the average currency exchange rates in accordance with the principles set forth in ASC 830-10, "Foreign Currency Translation".  All gains and losses from translation of monetary balance sheet items and transactions denominated in currencies other than the functional currency are recorded in the statements of income as financial income, net as they arise.

C.	Principles of consolidation:

The consolidated financial statements include the financial statements of the company and its wholly-owned subsidiaries.

All material inter-company transactions and balances have been eliminated.

D.	Cash Equivalents:

Cash equivalent consist of short-term highly liquid investments, that are readily convertible into cash with original maturities when purchased of three month or less.

E.	Allowance for doubtful accounts:

The allowance for doubtful accounts has been made on the specific identification basis.

F.	Inventories:

Inventories are stated at the lower of cost or market.  Cost is determined as follows:
Raw materials and spare parts - on moving average basis.
Products in process and finished products – on basis of production costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

G.	Property and equipment:

(1)	Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

%

Machinery and equipment	10-33 (mainly 33%)
Office furniture and equipment	6-20
Vehicles	15-20

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Property and equipment: (Cont.)

(1)	(Cont.)

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

(2)
Impairment of long-lived assets - Impairment examinations and recognition are performed and determined based on the provisions of ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets” ("ASC 360-10"). ASC 360-10 requires that long-lived assets and certain identifiable assets held for use be reviewed for impairment on a periodic basis, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of an asset to be held and used is determined by a comparison of the carrying amount of the asset and the amount of undiscounted future net cash flows to be generated by the asset or assets group.  In the event that an asset is considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset exceeds its estimated fair value.

H.	Other assets- Goodwill and Intangible Assets:

•	Goodwill

Under ASC 350-20, “Goodwill and Other Intangible Assets” ("ASC 350-10"), goodwill is not amortized to earnings, but rather is subject to periodic testing for impairment, at the reporting unit level, at least annually or more frequently if certain events or indicators of impairment occur.  Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.  Measurement of an impairment loss is an estimate, performed based on the following:  If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.  If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The Group uses the discounted cash flow method to determine the fair value of the reporting unit.

The Company has designated December 31 of each year as the date on which it will perform its annual goodwill and impairment test. An impairment of $ 1,981 thousands resulted from the annual review performed in the year 2008 and an impairment of $ 1,553 thousands resulted from the annual review performed in the year 2009, allocated to the non-destructive automated inspection segment. In 2009 the Group and specifically the non-destructive segment experienced significant difficulties in sales and incurred heavy losses which led the Company to evaluate the goodwill and other intangible associated with the non destructive segment. The result of the evaluation was the write off of the remaining balance of goodwill and intangible assets. The Company sold its holding in Scanmaster Ltd. (the subsidiary operating in the non-destructive segment) to a group of investors led by the Company's former CEO.

The intangible assets (other than Goodwill) are amortized by the straight-line method over their estimated useful lives. Annual rates of amortization are as follows:

%
Technology	10-20
Customer relations	10-20
Distribution network	10
Brand name	8.33

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Revenue recognition:

(1)	Sale of products:

(a)	General

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, Group’s price to the customer is fixed or determinable and collectibility is reasonably assured.

In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance. In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market as of December 31, 2013 the Company has $160 thousands in consignment.

(b)	Right of return

The Group does not provide, in the normal course of business, a right of return to its customers.

(c)	Multiple Deliverables

The Company's multiple deliverable arrangements consist primarily of tangible products and professional services. The Company is unable to establish VSOE for all deliverables in an arrangement with multiple elements. Further, the Company is unable to reliably determine what similar competitor products’ and services' selling prices are on a standalone basis and therefore is not able to determine TPE. As the Company is unable to establish VSOE or TPE, it uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a standalone basis. The Company determines BESP for a product or a service based on its past and current pricing practices. The determination of BESP is made through consultation with and formal approval by the Company’s management. We have establish processes to update BSP for each element ,when appropriate, to ensure that it reflects recent pricing experience.

(2)	Services rendered

Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

(3)	Deferred income

The deferred income balance as of December 31, 2013 and 2012 include amounts of revenues that were invoiced and cash was received, but deferred due to elements of the arrangements not yet delivered as of year end.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Research and development:

Research and development expenses net of third party grants, are expensed as incurred.

The Company has no obligation to repay the grants if sales are not generated.

K.	Advertising expenses:

Advertising expenses are expensed as in incurred.  Advertising expenses for the years ended December 31, 2013, 2012 and 2011 were $ 81 thousands, $ 30 thousands and $ 92 thousands, respectively.

L.	Deferred income taxes:

The company accounts for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes” ("ASC 740-10").  Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carryforwards for tax losses and deductions.  Deferred tax balances are computed using the enacted tax rates to be in effect at the time when these differences are expected to reverse, as they are known at the balance sheet date.

Deferred tax assets and liabilities are classified as current or non-current according to the classification of the respective asset or liability, or the expected reversal date of the specific temporary difference, if not related to a specific asset or liability.

Valuation allowances in respect of deferred tax assets are established when it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

M.	Income (loss) per share (“EPS”):

Basic EPS is computed based on the weighted average number of shares outstanding during each year. Total common stock equivalents, related to options and warrants 11,095,515, 10,134,915 and 13,293,367 shares for the years 2013, 2012 and 2011, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

N.	Stock-based compensation:

The Company recognizes $ 12 thousands of compensation expenses in 2013 as a result of the application of ASC 718-10. According to "share base compensation" accounting, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

As to information about the stock option plans and assumptions see Note 9B.

O.	Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Consentration of credit risk:

As of December 31, 2013 and 2012, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

Q.	Issuance of shares, warrants and a convertible note to an investor:

The December 2012 Agreement (see note 9A (5)), included a shares, convertible debt instrument with stock warrants, and a beneficial conversion features. Under ASC 470-20-25, the Company biufracated the shares, debt instruments and the warrants based on their relative fair value for the liability components and for the equity components. The company accounted for the first warrants as an equity component and the second warrants as a liability component under the provision of ASC 815-10. In addition, the Company concluded that the liability component includes beneficial conversion features. Under ASC 470-20-25, issuers of certain debt instruments with beneficial conversion features need to allocate to an equity component. The Company separated it accordingly.

NOTE 3       -     INVENTORIES

	December 31,
	2 0 1 3	2 0 1 2

Raw materials	529	562
Work in process	121	77
Finished products	215	134
	865	773

The balances are net of write-down of $643 thousands as of December 31, 2013 and 2012.

NOTE 4       -     OTHER LONG-TERM RECEIVABLES AND INVESTMENT

	December 31,
	2 0 1 3	2 0 1 2

Deposits on leased vehicle and other(see also Note 8B(2))	7	22
Loan to former subsidiary (Scanmaster) (see Note 1)	80	103
Investment (*)	-	61
	87	186

(*)
On July 22, 2004, the Company converted a convertible loan that had been granted to Micro Components Ltd. ("MCL") into 197,217 ordinary shares of MCL. As of December 31, 2013 the Company holds 2.5% of MCL's ordinary shares. In 2013 the Company recognized full impairment of the investment.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 5       -     PROPERTY AND EQUIPMENT

A.	Comprised as follows:

	December 31,
	2 0 1 3	2 0 1 2

Machinery and equipment	1,709	1,705
Leasehold improvements	24	24
Office furniture and equipment	44	44
	1,777	1,773
Less - accumulated depreciation and amortization	1,746	1,730
	31	43

B.	Depreciation and amortization expenses totaled $17 thousands, $7 thousands, and $13 thousands, in the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 6       -     ACCRUED SEVERANCE PAY, NET

A.	The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

B.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under this plan, contributions are based on specific percentages of pay.

NOTE 7       -     LONG-TERM LOANS

A.	Composed as follows:

	December 31,
	2 0 1 3	2 0 1 2

Loans from banks (1)	666	849
Loans from Other (2)	172	340
	838	1,189

(1)
In May 2010, the Company signed agreements with Bank Le'umi Le'Israel Ltd and Bank Hapoalim Ltd (the "Banks"), for the restructuring of its bank debt. Pursuant to the agreements with the Banks, the Banks waived approximately $2.4M of the Company's and its subsidiary ScanMaster Systems (IRT) Ltd. ("ScanMaster Ltd.") debts, and have agreed to the repayment by the Company of $1 million over 5 years and a further $600K over 10 years.

(2)
In May 2010 the Company signed loan agreement with Mivtach (former Shareholder) of approximately $850 thousands to which the Company will repay the loan over five years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 7       -     LONG-TERM LOANS (Cont.)

B.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31,
	2 0 1 3	2 0 1 2

2014	-	351
2015	351	351
2016	183	183
2017 and thereafter	304	304
	838	1,189

NOTE 8       -     COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties

(1)
The Company is committed to pay royalties to the Government of Israel based on proceeds from sales of products in the research and development of which the Government participates by way of grants.  At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.

Under the terms of the Company’s funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked); as from January 1, 2001 - with the addition of an annual interest rate based on Libor.

Royalty expenses to the Government of Israel totaled $ 17 thousands in the years ended December 31, 2011 and are included in the statements of operations among cost of revenues.

(2)
The Company is committed to pay royalties to the Government of Israel in respect of marketing expenses in which the Government participated by way of grants.  At the time the grants were received, successful development of the related projects was not assured.  In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.  The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received.  No royalties were paid in the reported years to the Government of Israel.

On November 7, 2007, the Company received a letter from the Ministry of Trade, Industry and Labor – Fund for the Encouragement of Marketing Abroad (the “Fund”), claiming that it had failed to pay royalties to the Fund since 1999 in the aggregate amount of $480 thousands. On November 21, 2007, the Company sent a letter to the Fund in which it stated that the Fund had not requested any of these royalties for many years despite the Company's written request to clarify the issue. In its letter the Company stated that a material amount of the royalties could no longer be claimed due to the operation of the statute of limitations and that in any event the Fund may be estopped from making at least part of the claims as a result of its non-response to the Company's inquiry. On December 18, 2007, the Company met with representatives of the Fund to discuss the issue. The Company have yet to receive a response to the meeting. The Company recorded an allowance of $ 90 thousands on acount of this claim.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 8       -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

A.	Royalties (Cont.)

The maximum royalty amount payable the Company expects to pay to the Government of Israel under 1 and 2 above ,at December 31, 2013 is approximately $743 thousands.

In January 2011 the Company signed an agreement with the office of the Chief  scientist of to repay the Copmany debt during the next ten years with monthly installment of 36 thousands NIS per month.

B.	Lease commitments

(1)
The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire in 2014 with extended options for another 4 years. The lease agreement was automatically renewed for additional 4 years.

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 27 thousands.

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2013, are as follows:

$ in thousands
Year ending December 31:
2014	88
2015	78
2016	78
244

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the US Dollar.

Rental expenses totaled $ 87 thousands, $ 92 thousands, and $ 92 thousands in the years ended December 31, 2013, 2012 and 2011, respectively.

(2)	The Company leases motor vehicles under long-term operating lease agreements. The lease agreements expire on various dates ending in 2014 – 2016 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2013, are as follows:

$ in thousands

2014	67
2015	39
2016	21
127

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $8 thousand. The deposits are unlinked and presented among other long-term receivables.

Lease expenses in 2013, 2012 and 2011, amounted to $109 thousands, $ 87 thousands and $ 83 thousands respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 8       -     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	Guarantees

As of December 31, 2013, the Company didn't provide guarantees to its customers.

NOTE 9       -     SHAREHOLDER’ DEFICIENCY

A.	Authorized, issued and outstanding shares

(1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board market under the symbol EVSNF.OB.

(2)
In June 2007 the Company completed a transaction with a group of Israeli institutional investors, for the purchase of its 9,465,544 ordinary shares for $0.315 per share, of an aggregate price of $2,981 thousands. Pursuant to the transaction, the investors were also issued warrants to purchase 4,732,774 of the Company's ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years. These warrants terminated in June 2011.

(3)
On June 21, 2007, following the approval of the Company's board of directors and the Company's audit committee, the Company executed an agreement with Elbit Ltd., or the Elbit Agreement. This agreement was approved by the Company's shareholders in a meeting held on July 31, 2007. Pursuant to this agreement Elbit Ltd.(i) converted an existing loan to the Company in the amount of $470 thousands (including accrued interest up until March 31, 2007) into 1,492,063 ordinary shares, at a price of $0.315 per share; and (ii) invested $250 thousands in consideration for 793,651 of the Company's ordinary shares at a price of $0.315 per share and received a 4-year warrant to purchase 396,825 of the Company's ordinary shares at an exercise price of $0.45 per share. At consummation the Company paid all interest accrued on the loan between April 1, 2007 and the closing date. These warrants terminated in June 2011

On February 21, 2006, the Company consummated the Mivtach Agreement. Pursuant to the agreement, Mivtach Shamir Holdings Ltd. ("Mivtach") provided the Company with a two-year $3 million loan, which Mivtach Shamir was entitled at its sole discretion, for a period of 24 months following the provision of the loan, to convert into 6,000,000 of the Company's ordinary shares, at a price per share of $0.5 (half the loan was being held in escrow subject to the completion of a certain milestone, or conversion of the loan). Mivtach was also granted a two-year warrant to purchase 4,000,000 of the Company's ordinary shares at an exercise price of $0.5 per share, exercisable only if the loan was converted. On June 21, 2007 the Company executed an amendment agreement with M.S.N.D., pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the loan therein, were amended, such that in consideration for M.S.N.D.'s undertaking to convert the full loan amount by no later than August 1, 2007 (a).

Mivtach was issued with 9,523,810 of ordinary shares; and (b) Mivtach received a 4-year warrant to purchase 2,380,952 of the Company's ordinary shares at an exercise price of $0.45 per share. Mivtach also agreed to waive its rights to exercise at least 3,000,000 ordinary shares issuable under the Mivtach Agreement, agreeing to exercise no more than 1,000,000 ordinary shares issuable under the Amendment Agreement, which warrants expired on February 21, 2008.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ DEFICIENCEY (Cont.)

A.	Authorized, issued and outstanding shares (Cont.)

(3)	(Cont.)

M.S.N.D. also completed the purchase of 2,939,192 of the Company's ordinary shares from three of the founders of ScanMaster, in accordance with the provisions of a share purchase agreement.

During September 2008, M.S.N.D. transferred the right to exercise 1,380,000 ordinary shares to David Gal, the Company’s former CEO.

In May 2010, The current new shareholders of the Company purchased all those shares and Warrants.

(4)
In December 2009 the Company issued Mivtach Shamir Holdings Ltd. 18,664,078 ordinary shares for $0.097 per share for a total amount of $1,810,416.This amount include convertion of Loan received from Mivtach during 2009 in an amount of $627,000.Pursuant to the transaction, Mivtach was also issued warrants to purchase 9,332,039 of the Company's ordinary shares at an exercise price per share of $0.139, exercisable for a period of 4 years.

In May 2010, The current new shareholders of the Company purchased all those shares and Warrants. These warrants were fortified in June 2011.

(5)
In December 2012, The Company issued Mr. Gross some financial instruments in consideration of $760 thousands (net of $40 thousands issuance expenses) which includes shares, warrants and a convertible note. The Company issued 5,263,158 ordinary shares for $0.095 per share. The Company also issued warrants ("The first warrants") to purchase 2,105,263 of the Company's ordinary shares at an exercise price per share of $0.095 amounting $200 thousands, vested in fully upon issuance, exercisable through February 2015. The Convertible Note Agreement is on the principal amount of $300 thousands. The maturity date of the Note is, May 2013, after the maturity date the conversion option expires, and the loan is supposed to be returned in 12 monthly installments. The Note bears interest at a per annum rate of Libor rate. The Note and accrued interest are convertible to common stock of the Company at a conversion rate of $0.095 per share. In case that Mr. Gross would convert more than 50% of the aggregated amount of the principal amount of the convertible note and the first warrants, the Company would issue Mr. gross warrants ("the second warrants"). The principal amount of the second warrants would be in proportion to percentage converted/exercised from the principal amount of the convertible note and the first warrants. The second warrants could amount up to $1 miilion of the Company's ordinary shares at an exercise price per share of $0.17 or $0.20 depends on The company's revenue on the year ended 2014. The second warrants would be vested in fully upon issuance, exercisable through February 2015. On June 10, 2013, Avi Gross exercised the Convertible Loan and the First Warrant (following an amendment reducing the exercise price of each of the Convertible Loan and the First Warrant to US$ 0.085) and extended the second warrants expiration date to December 31, 2015. As of December 31, 2013 none of the second warrenys were exercised.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ DEFICIENCEY (Cont.)

B.	Share option plans:

(1)	The plans:

(a)	In November 2003, the Board of Directors of the Company adopted the Employee Share Option Plan (2003) (hereafter – The 2003 Plan).

Under the 2003 plan, options to purchase an aggregate of 3,500,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2003 plan, options usually vest over a period of four years from the date of grant, in equal parts each year.

The 2003 Plan is valid for ten years and will expire on November 30, 2013, except for options outstanding on that date.

(b)	In March 2006, the Board of Directors of the Company adopted the Employee Share Option Plan (2006) (hereafter – The 2006 Plan).

Under the 2006 plan, options to purchase an aggregate of 2,000,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2006 plan, options usually exercisable over a period up to ten years following the date of grant, if not exercised earlier, or 6 months after termination of the employment, will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with the Company through such periods.

The 2006 Plan is valid for ten years and will expire in March, 2016, except for options outstanding on that date.

The exercise price of options granted under the 2003 plan is to be not less than 85% of the fair market value of the ordinary share on the date of grant. All of the outstanding options from the2003 and 2006 plan are to expire no later than 10 years following the date of grant.

During 2011 , 2012 and 2013 no options were exercised.

The 2003 and 2006 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ DEFICIENCEY (Cont.)

B.	Share option plans: (Cont.)

(2)	Options granted to employees:

(a)
A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2013, 2012 and 2011, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2013		2012		2011
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Options outstanding at beginning of year	5,509,563	0.45	6,139,463	0.45	6,755,463	0.45
Changes during the year:
Granted (*)	345,000	0.09	85,000	0.08	150,000	0.09
Exercised	-	-	-	-	-	-
Forfeited and expired	(1,050,119)	0.43	(714,900)	0.42	(766,000)	0.39
Options outstanding at end of year	4,804,444	0.43	5,509,563	0.45	6,139,463	0.45
Options exercisable at year end	3,689,416	0.4	4,627,071	0.55	4,371,053	0.45
Weighted average fair value of options granted during the year (i)	$0.09		$0.08		$0.09

(*)	Options granted in 2013, 2012 and 2011 were granted with exercise price that was at market value or above.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 9       -     SHAREHOLDER’ DEFCIENCY (Cont.)

B.	Share option plans: (Cont.)

(2)	Options granted to employees: (Cont.)

(a)	(Cont.)

i.	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2012 and 2013, with the following weighted average assumptions:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Dividend yield	0%	0%	0%
Expected volatility	64%	92%	99%
Risk-free interest rate	1.5%	1.5%	2.02%
Expected life - in years	4	4	4

Dividend yield - Management used an expected dividend yield based primarily on past experience applicable as of the grant date.

Expected volatility - Management estimated volatility based on the historical volatility of the Company’s ordinary shares, being the only traded financial instrument of the Company, using in most cases daily observations of the Company's price share to determine the standard deviation.

Risk free interest rate - The risk-free interest rate is based on the implied yield in effect at the time of each option grant, based on U.S. Treasury zero-coupon bond issued with equivalent remaining terms.

Management estimates forfeiture rates at the date of grant, which are adjusted in subsequent periods if the actual forfeiture rates differ from those initially estimated. Management uses historical data to estimate pre-vesting option forfeiture rates and records share-based compensation expense only for those awards that are expected to vest.

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2013:

Options outstanding			Options exercisable
		Weighted		Weighted
	Number	average	Number	average
	outstanding at	remaining	exercisable at	remaining
Exercise	December 31,	contractual	December 31,	contractual
prices	2013	life	2013	life
$		Years		Years

0.05-0.32	3,022,610	0.49-9.38	1,907,582	0.63-8.39
0.4-0.46	127,500	3.28-4.12	127,500	4.28-5.12
0.49-0.70	50,000	1.98-4	50,000	0.08-5.01
0.75-0.85	832,834	0.46-3.29	832,834	0.89-4.29
1.2-1.25	771,500	0.2-0.95	771,500	1.2-1.95
	4,804,444		3,689,416

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 10     -     TAXES ON INCOME

A.	Tax Rates Applicable To The Income Of The Company:

The Company's taxable income is subject to income tax at the regular corporate rate of 25%.

On July 30, 2013, the Knesset Plenum approved, in a third reading, the budget bill and the bill to change the national priorities in 2013 and 2014 ('the Law'). In conjunction with this legislation, the following significant changes affecting taxation were approved:

(1)	An increase of the corporate income tax rate as of 1 January 2014 to 26.5% (1.5% increase)

(2)	Amendment to the Law for the Encouragement of Capital Investment:

i.
The tax rate on a preferred company  in Development area A, effective January 1, 2014 will be 9% (instead of 7% in 2014 and 6% in 2015 and thereafter),  and the tax rate for all other preferred companies  will be 16% (instead of 12.5% in 2014 and 12% in 2015 and thereafter).

ii.	The tax rate on dividend distributed, generated from "benefitting income" or by a company that has an approved enterprise related to tourism will increase effective January 1, 2014 from 15% to 20%.

(3)
Capital gains tax will be imposed on a company that distributes dividends out of revaluation results higher than one million NIS, as if the underlying asset was sold and re-purchased by the distributing company. Corresponding guidance was set forth with respect to the applicable law for capital gains on real estate.

B.	Deferred Income Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 2

Net loss carry-forward	10,689	9,785
Other additions for tax Purposes	179	114

Net deferred tax asset before valuation allowance	10,868	9,899
Valuation allowance	(10,868)	(9,899)

Net deferred tax asset	-	-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The most significant component of the Company's deferred tax assets is the accumulated net operating losses carry-forward among the two subsidiaries due to the uncertainty of the realization of such tax benefits.

The Company has provided a full valuation allowance in respect of deferred tax assets resulting from tax loss carry-forward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry-forward and other temporary differences will not be realized in the foreseeable future.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 10     -     TAXES ON INCOME (Cont.)

B.	Deferred Income Taxes: (Cont.)

Net profit (loss) was incurred as following:

	Year ended December 31,
	2 0 1 3	2 0 1 2

United States	(21)	(40)
Israel	(991)	864
	(1,012)	824

C.	Tax Loss Carry-Forwards::

     Net operating loss carry-forwards as of December 31, 2013 are as follows:

Israel	42,984
United States (*)	522
43,506

     Net operating losses in Israel may be carried forward indefinitely.

     Net operating losses in the U.S. are available through 2027.

(*)
Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NOTE 11     -     LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES

A.
The Company has registered fixed charge on bank deposits in favor of Bank Leumi. The bank deposits are used to secure a gurantee to lessor. As of December 31, 2013, the bank deposits amount to $ 34 thousands linked to NIS;

B.	The Company have registered floating liens on all of their assets in favor of certain banks.

NOTE 12     -     SUPPLEMENTARY INFORMATION:

A.	Accounts receivable

		December 31,
		2 0 1 3	2 0 1 2

(1)	Trade - allowance for doubtful accounts:

	Balance at beginning of year	50	63
	Charged to statement of operations	10	(13)
	Balance at end of year	60	50

(2)	Other:

	Prepaid expenses	23	73
	Israeli Government institutions	73	86
	Other	24	-
		120	159

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 12     -     SUPPLEMENTARY INFORMATION: (Cont.)

B.	Other payables

	December 31,
	2 0 1 3	2 0 1 2

Employees and employee institutions	58	63
Israeli Government institutions	124	115
Provision for vacation	95	82
Provision for product warranty	57	95
Liability for commissions to agents	45	47
Warrants to issued shares	45	-
Accrued expenses and sundry	99	68
	523	470

C.	Credit from banks:

	% interest rate
	as of December 31,	December 31,
	2013	2 0 1 3	2 0 1 2
Short-term loans from banks:
Linked to the Dollar	2.5	183	183

See also note 7A.

D.	Cost of revenues:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Industrial operations:
Materials consumed	994	1,746	1,063
Payroll and related expenses	503	373	362
Subcontracted work	312	244	160
Depreciation and amortization	3	3	2
Other production expenses	667	595	416
Royalties (see Note 8A)	-	-	17
	2,479	2,961	2,020

E.	Financial expenses, net:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Income:
Exchange differences	-	-	3
Other	3	2	120
	3	2	123
Expenses:
Interest
In respect of liability to related parties	6	-	9
In respect of credit from banks	35	46	83
Exchange differences	108	21	-
Revaluation of convertible loan and warrants	27	-	-
Warrents to issued shares compensation	45	-	-
Other	60	69	-
	281	136	92
	(278)	(134)	31

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S dollars in Thousand

NOTE 13     -     RELATED PARTIES

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Managements fees – included in General and administrative	379	354	375

Balance with related parties:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Short Terms Loan	200	200	191

Long Terms Loan	-	-	100

NOTE 14     -     GEOGRAPHICAL SEGMENTS

Geographic information:

(1)	The Company’s revenues by geographic areas (based on location of customers) are as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

North America (mainly the United States)	1,043	1,966	1,737
Germany	232	950	182
Italy	248	175	730
Other European countries	1,056	1,609	734
China	688	1,246	660
Japan	553	-	100
Korea	-	-	270
Israel	180	123	268
Other Far Eastern countries	258	639	964
	4,258	6,708	5,645

(2)	The Company’s long-lived assets by geographic areas are as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 2

Israel	706	737
U.S.A.	15	17
	721	754